

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Sent via U.S. Mail and facsimile to (408) 969-6500

Michael Descheneaux
Chief Financial Officer
SVB Financial Group
3003 Tasman Drive
Santa Clara, CA 95054

> **Re: SVB Financial Group**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-15637**

Dear Mr. Descheneaux:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis

Results of Operations

Provision for Loan Losses, page 53

1.   We note your gross loan charge-offs increased from $47.8 million to $143.6 million between December 31, 2008 and 2009, respectively. You disclose gross loan charge-offs in 2009 came primarily from your "hardware, software and life science client portfolios."

Further, you disclose that gross loan charge-offs in 2009 "included $56.4 million of loans that were previously classified as nonperforming loans." Please address the following:

a. Tell us in more detail the reason for the significant increase in your gross loan charge-offs between 2008 and 2009, and please provide us with a specific breakdown of gross loan charge-offs for 2009 by loan category.

b. Please provide more detailed disclosures related to significant fluctuations in gross loan charge-offs in future interim and annual filings, as appropriate including the breakdown of charge-offs by loan category.

c. In your future filings, please revise to clearly identify the triggers for charge-offs by loan product.

Consolidated Financial Condition

Loans, page 75

2. We note that your "commercial loans" balance represents approximately 80% of your gross loans balance at each period end. However, we were unable to locate where you disclose a description of this loan type, including the type(s) of loans contained within this category. Please tell us and revise future filings to describe this loan category. Further, please revise your tabular disclosure to present a breakdown of this loan balance by specific loan type (e.g. commercial real estate loans, construction loans, etc.), as applicable.

3. We note your disclosures here and on pages 137 and 138 related to your loan balances by category. Please revise future filings to disclose the information contained in the footnotes to your tabular loan disclosure within the table. For example, please revise in future filings to present a breakdown of your "premium wine" loans balance between loans for vineyard development, loans for working capital and equipment term loans, and loans that are secured by real estate. Please present a similar breakdown within your tabular disclosure for all of your loan categories.

4. You disclose on page 156 that during the first quarter of 2009, you purchased a credit card portfolio and began processing these credit cards in-house. Please revise your disclosures on page 75 and pages 137-138 to separately quantify the amount of credit card balances outstanding within your loan portfolio.

Item 8. Financial Statements
General

5. In order to promote clear and transparent presentation of your information, please revise future filings to present your available-for-sale securities balance separately from your non-marketable securities balance on the face of your financial statements.

Note 2. Summary of Significant Accounting Policies

Nonaccrual Loans, page 112

6. Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any questions.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Accounting Branch Chief